UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: August 31, 2019

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BORROWMONEY.COM, INC.
Full Name of Registrant

Former Name if Applicable

512 Bayshore Drive
Address of Principal Executive Office (Street and Number)

FT. Lauderdale, Florida 33304
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on November 15, 2019, MaloneBailey, LLP (“MLB”) resigned as the registrant’s independent auditing firm. As of the date of the filing of this Form 12b-25, the registrant has not yet engaged a new auditing firm.

Additionally, as reported in the above referenced Form 8-K, the Board of Directors of the registrant determined as of November 8, 2019, that the quarterly financial statements of the registrant for the periods ended November 30, 2018, February 28, 2019, and May 31, 2019 (the “2019 Quarters”) cannot be relied on as a result of problems encountered with revenue testing of the registrant.

Finally, as reported in the above referenced Form 8-K, as soon as a new independent auditing firm is retained by the registrant, the registrant intends to restate its quarterly financial statements for the 2019 Quarters to reflect revenue which was overstated in the amount of $51,417 and related party loans which were understated in the amount of $51,417, during such periods.

As a result of the above, the registrant has experienced delays in completing its Annual Report on Form 10-K for the year ended August 31, 2019, within the prescribed time period. The delay could not be eliminated without unreasonable effort or expense.

The registrant does not anticipate that it will file its completed Annual Report on Form 10-K for the year ended August 31, 2019 on or before the fifteenth day following the prescribed due date; however, the registrant does plan to endeavor to file such Annual Report as soon as practicable after it has engaged a new auditing firm and restated its financial statements for the 2019 Quarters.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Aldo Piscitello	212	265-2525
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BORROWMONEY.COM, INC.

(Name of Registrant as Specified in Charter)

Date: December 2, 2019	By:	/s/ Aldo Piscitello
Aldo Piscitello
President